FAX

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**
81-321 GDYNIA, PODOLSKA 21 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 20 Jan 2005 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.12 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **REGISTRATION OF INCREASE IN THE SHARE CAPITAL OF OPTIX POLSKA SP. Z O.O.**

The Management Board of Prokom Software SA informs, that:

On January 20th 2005 the Company was informed of the increase in the share capital of Optix Polska Sp. z o.o. (subsidiary company). The increase was registered by the decision of the District Court in Gdańsk on November 24th 2004. As the result the share capital of Optix Polska Sp. z o.o. increased by PLN 18,500 up to PLN 368,500, and splits into 737 shares of the nominal value of PLN 500.00 each, giving rights to 880 votes at the General Meeting. As the result of that increase the stake of Prokom Software SA in the share capital and votes decreased to 56.99% and 63.98% respectively. Before the registration Prokom Software SA held 60.00% in the share capital and 66.79% in votes at the General Meeting of Optix Polska Sp. z o.o.

20 Jan, 2005

Krzysztof Wilski
Vice President of the Management Board


05005465

PROKOM
SOFTWARE SA

FAX

to: Division of Corporate Finance File No. 82-4700 — Securities and Exchange Commission, Washington, DC, USA +1 (202) 942 9624

from: **PROKOM Software S.A.**

81-321 GDYNIA, PODOLSKA 21 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 19 Jan 2005 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.1 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **PURCHASE OF READY SP. Z O.O. SHARES**

The Management Board of Prokom Software SA informs that:

On 19th of January 2005 the Company was informed that on 17th of January 2005 an agreement was concluded, based on which Prokom Software SA purchased from three individual persons 30 shares of the total nominal value of PLN 15,000 in Ready Sp. z o.o. (seated in Olsztyn) for the total price of PLN 443,900. The purchased shares constitute 25% of the share capital and votes at the General Meeting of Ready Sp. z o.o., what defines them as "assets of substantial value". After the transaction Prokom Software SA owns 120 shares of the total nominal value of PLN 60,000, which constitute 100% of the share capital and entitles to execute 100% votes at the General Meeting of Ready Sp. z o.o.

According to paragraph 2.1.30 of the Decree of the Council of Ministers, there are no connections between Prokom Software SA or its Management Board or its Supervisory Board and the seller of the shares. The purchased shares will be financed by use of Prokom's own resources and existing credit lines and will be classified as long-term capital investment of Prokom Software SA. The purchased shares value will be registered in the books of Prokom Software SA at cost.

19 Jan, 2005 Dariusz Górka
Vice-President of the Management Board